1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Sets July 12 Record Date for Common Share Dividends
Hsinchu, Taiwan, R.O.C. — June 15, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today set July 12, 2010 as the record date for its common stock entitled to participate in this cash dividend distribution. The ex-dividend date for TSMC common shares shall be July 6, 2010. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (July 8 through July 12, 2010) for registration transfer.
The ex-dividend date for TSMC American Depositary Shares (ADSs) will also be July 6, 2010. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be July 8, 2010. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: +1-212-816-6693; email: emi.p.mak@citi.com)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 15, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer